UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             MONARCH SERVICES, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE

                         (Title of Class of Securities)

                                   609020102

                                 (CUSIP Number)

                               Anthony J. Sutton
                          1959 N. Peacehaven Road #242
                            Winston-Salem, NC 27106
                                (336) 765-3598


            (Name, Address, Telephone Number, and E-Mail Address
          Of Person Authorized to Receive Notices and Communications)

                                  May 29, 2001

            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   NAME OF REPORTING PERSON:  Anthony J. Sutton

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                       (b)[X]*

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

  NUMBER OF
               7.  SOLE VOTING POWER: 154,400 shares
   SHARES

BENEFICIALLY
               8.  SHARED VOTING POWER: -0- shares
  OWNED BY

    EACH
               9.  SOLE DISPOSITIVE POWER: 154,400 shares
  REPORTING


   PERSON      10.  SHARED DISPOSITIVE POWER: -0- shares

    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 154,400 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.5%

14.  TYPE OF REPORTING PERSON:  IN

* Although Mr. Sutton has jointly proposed a resolution to the Board of Directors of Monarch Services, Inc. (the "Company") with Swampoodle L.P. as more fully described in Item 4 hereof, there is no agreement or understanding between them with respect to the voting, acquisition, disposition or holding of the Company's registered securities. Therefore, Mr. Sutton disclaims that he is a member of a "group" with Swampoodle L.P. pursuant to
     Section 13(d) of the  Exchange  Act.

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $.25 par value, of Monarch Services, Inc., a Maryland corporation, which has its principal executive office at 4517 Harford
Road, Baltimore, MD  21204.  The Issuer's telephone number is (410)254-9200.

Item 2.   Identity and Background.

     (a)  Mr. Anthony J. Sutton ("Mr. Sutton").

     (b)  1959 N. Peacehaven Road #242, Winston-Salem, NC 27106.

     (c)  Investor.

     (d) Mr. Sutton has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Sutton has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)  Mr. Sutton is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Personal investment funds.

Item 4.   Purpose of Transaction.

On May 29, 2001, Swampoodle L.P. and Anthony J. Sutton jointly submitted a proposed resolution and supporting statement to the Board of Directors (the "Board") of the Company for inclusion in the Company's proxy statement relating to the next annual meeting of stockholders. The resolution would require the Board to explain and seek shareholder approval of the Company's business plan.

In addition, on May 29, 2001, Mr. Drayne, on behalf of Swampoodle L.P., and Mr. Sutton urged the Board to either sell or liquidate the Company, or make an offer to purchase the shares belonging to its public shareholders. Copies of Messrs. Drayne's and Sutton's letters to the Board, along with the proposed resolution and supporting statement referenced above, are attached hereto as exhibits.

As of the date hereof, Mr. Sutton is holding the Common Stock solely for investment purposes and, except as set forth in the preceding paragraphs or as previously disclosed in this Schedule 13D, Mr. Sutton has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D.

Mr. Sutton intends to review his investment in the issuer on a continuing basis and, depending on various factors including, without limitation, the issuer's financial position and investment strategy, the price level of the shares, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his investment in the issuer as he deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares, or to change his intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number of Shares of Common Stock: 154,400 shares.

          Percentage Class: 9.5%.

     (b)  Sole voting power: 154,400 shares.
          Sole Dispositive power: 154,400 shares.

     (c)  Date Of Purchase  Shares     Price     Purchase Type

          None.

     (d)  Not applicable.

     (e)  May 29, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     1. EXHIBIT 1:
        Letter to Board Of Directors Of Monarch Services, Inc.

     2. EXHIBIT 2:
        Letter to Steven M. Szekely, Executive Vice President and Secretary, Monarch Services, Inc., including shareholder proposal.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2001

                             /s/  Anthony J. Sutton